Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-154173

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 9, 2011.

Pricing Supplement to the Prospectus dated July 6, 2011,

the Prospectus Supplement dated July 6, 2011, and the

Prospectus Supplement No. 930 dated July 6, 2011 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$
Index-Linked Trigger Notes due
(Linked to the S&P 500® Index)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be 18 months after the original issue date, subject to adjustment) is based on the performance of the S&P 500® Index (which we refer to as the index or underlier), as measured from the trade date to the determination date (set on the trade date, expected to be the fifth trading day prior to the stated maturity date, subject to adjustment). The return on your notes at maturity will be based on the performance of the index and whether a trigger event has occurred. A trigger event will occur if the closing level of the index has declined, as compared to the initial index level, by more than the trigger buffer amount of 40% during the measurement period. The measurement period will be every trading day from but excluding the trade date to and including the determination date. If a trigger event occurs during the measurement period, you could lose your entire investment in the notes if the index level decreases to zero. Additionally, the amount you receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount (set on the trade date and expected to be between $1,133 and $1,143).

On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage increase or decrease in the index, which we refer to as the index return.

The index return will be determined as follows: First, we will subtract the initial index level (to be set on the trade date and may be higher or lower than the actual closing level of the index on the trade date) from the final index level (which will be the closing level of the index on the determination date, subject to adjustment). Then, we will divide the result by the initial index level, and express the resulting fraction as a percentage.

The cash settlement amount for each note will then be calculated as follows:

•    if a trigger event occurs during the measurement period, and:

•

if the index return is positive (the final index level is greater than the initial index level), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index return multiplied by $1,000, subject to the maximum settlement amount;

•

if the index return is zero or negative (the final index level is equal to or less than the initial index level), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index return, multiplied by $1,000; or

•    if a trigger event does not occur during the measurement period, an amount in cash equal to the sum of (i) $1,000 plus (ii) the greater of:

•	the product of the index return multiplied by $1,000, subject to the maximum settlement amount; or
•	the product of the contingent minimum return of between 13.30% and 14.30% multiplied by $1,000.

You could lose your entire investment in the notes if the final index level is zero. If a trigger event occurs during the measurement period and the final index level is less than the initial index level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 40% drop between the initial index level and the closing level of the index on any day during the measurement period will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the closing level of the index to less than 60% of the initial index level on any day during the measurement period may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the index level. Further, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum settlement amount of between $1,133 and $1,143 (set on the trade date). In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the underlier-linked trigger notes found in “General Terms of the Underlier-Linked Trigger Notes” on page S-46 of the accompanying prospectus supplement no. 930.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through December     , 2011. We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes” on page S-33 of the accompanying prospectus supplement no. 930 and “Additional Risk Factors Specific to Your Notes” on page PS-8 of this pricing supplement so that you may better understand those risks.

Original issue date:		Original issue price:	% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus supplements or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

“Standard & Poor’s®”, “S&P®” and “S&P 500®” are registered trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman Sachs Group, Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Pricing Supplement dated                 , 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “notes”. Each of the notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 6, 2011, as supplemented by the accompanying prospectus supplement, dated July 6, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 930” mean the accompanying prospectus supplement no. 930, dated July 6, 2011, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Trigger Notes” on page S-46 of the accompanying prospectus supplement no. 930.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the S&P 500® Index, as published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 930:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	supplemental amount: not applicable

•	averaging dates: not applicable

•	interest: not applicable

•	redemption right or price dependent redemption right: not applicable

•	cap level: yes, as described below

Face amount: each note will have a face amount of $1,000; $              in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount:

•	if a trigger event occurs during the measurement period, and:

•

if the final underlier level is greater than the initial underlier level, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the underlier return, times the upside participation rate, times $1,000, subject to the maximum settlement amount;

•	if the final underlier level is equal to or less than the initial underlier level, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the underlier return, times $1,000; or

•	if a trigger event does not occur during the measurement period, an amount in cash equal to the sum of (i) $1,000 plus (ii) the greater of:

•	the product of the underlier return times the upside participation rate times $1,000, subject to the maximum settlement amount; or

•	the product of the contingent minimum return times $1,000

Initial underlier level (to be set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date):

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Underlier-Linked Trigger Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-52 of the accompanying prospectus supplement no. 930 and subject to adjustment as provided under “General Terms of the Underlier-Linked Trigger Notes — Discontinuance or Modification of an Underlier” on page S-54 of the accompanying prospectus supplement no. 930

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 100%

Maximum settlement amount (to be set on the trade date): expected to be between $1,133 and $1,143

Cap level (to be set on the trade date): expected to be between 113.30% and 114.30% of the initial underlier level

Measurement period: every trading day from but excluding the trade date to and including the determination date

Trigger event: the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period

Trigger buffer amount: 40%

Contingent minimum return (to be set on the trade date): expected to be between 13.30% and 14.30%

Trade date:

Original issue date (settlement date): expected to be the fifth scheduled business day following the trade date

Stated maturity date (to be set on the trade date): a specified date that is expected to be 18 months after the original issue date, subject to adjustment as described under “General Terms of the Underlier-Linked Trigger Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-50 of the accompanying prospectus supplement no. 930

Determination date (to be set on the trade date): a specified date that is expected to be the fifth scheduled trading day prior to the originally scheduled stated maturity date, subject to adjustment as described under “General Terms of the Underlier-Linked Trigger Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-51 of the accompanying prospectus supplement no. 930

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Calculation agent: Goldman, Sachs & Co.

Level of the underlier: as described under “General Terms of the Underlier-Linked Trigger Notes — Special Calculation Provisions — Level of the Underlier” on page S-57 of the accompanying prospectus supplement no. 930

Closing level: as described under “General Terms of the Underlier-Linked Trigger Notes — Special Calculation Provisions — Closing Level” on page S-56 of the accompanying prospectus supplement no. 930

Business day: as described under “General Terms of the Underlier-Linked Trigger Notes — Special Calculation Provisions — Business Day” on page S-56 of the accompanying prospectus supplement no. 930

Trading day: as described under “General Terms of the Underlier-Linked Trigger Notes — Special Calculation Provisions — Trading Day” on page S-56 of the accompanying prospectus supplement no. 930

CUSIP no.: 38143UXU0

ISIN: US38143UXU05

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-62 of the accompanying prospectus supplement no. 930

Supplemental discussion of federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-64 of the accompanying prospectus supplement no. 930

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations. Please see the discussion on such alternative treatment under “Supplemental Discussion of Federal Income Tax consequences — United States Holders — Alternative Treatments” on page S-66 in the accompanying prospectus supplement no. 930.

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup

Withholding and Information Reporting” in the accompanying prospectus.

ERISA: as described under “Employee Retirement Income Security Act” on page S-70 of the accompanying prospectus supplement no. 930

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-71 of the accompanying prospectus supplement no. 930; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $                .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of     % of the face amount. In addition to offers and sales at the original issue price, the notes may be offered and sold from time to time by certain securities dealers in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

We expect to deliver the notes against payment therefor in New York, New York on             , 2011, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the underlier.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be

Significantly Less Than the Issue Price” on page S-34 of the accompanying prospectus supplement no. 930 and “Additional Risk Factors Specific to Your Notes” on page PS-8 of this pricing supplement.

The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount:	$1,000
Upside participation rate:	100%
Contingent minimum return:	13.30%
Trigger buffer amount:	40%
Maximum settlement amount:	$1,133
Cap level:	113.30% of the initial underlier level
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing

Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels on the determination date and are expressed as percentages of the initial underlier level. The amounts in the middle column represent the hypothetical payment amounts, as a percentage of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that a trigger event does not occur (i.e., the closing level of the underlier has not declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period). The amounts in the right column represent the hypothetical payment amounts as a percentage of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that a trigger event occurs (i.e., the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period). Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as percentage of Initial Underlier Level)	Hypothetical Payment Amount (as percentage of Face Amount)
	Trigger Event has not occurred	Trigger Event has occurred
200.00%	113.30%	113.30%
175.00%	113.30%	113.30%
150.00%	113.30%	113.30%
130.00%	113.30%	113.30%
125.00%	113.30%	113.30%
120.00%	113.30%	113.30%
115.00%	113.30%	113.30%
113.30%	113.30%	113.30%
110.00%	113.30%	110.00%
105.00%	113.30%	105.00%
100.00%	113.30%	100.00%
95.00%	113.30%	95.00%
90.00%	113.30%	90.00%
80.00%	113.30%	80.00%
60.00%	113.30%	60.00%
50.00%	N/A	50.00%
30.00%	N/A	30.00%
10.00%	N/A	10.00%
0.00%	N/A	0.00%

If, for example, a trigger event has occurred and the final underlier level were determined to be 50.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 50.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 50.00% of your investment.

If, for example, a trigger event has not occurred and the final underlier level were determined to be 90.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 113.30% of the face amount of your notes, as shown in the table above. Because a trigger event has not occurred and the hypothetical return of -10% is less than the contingent minimum return of 13.30%, the payment amount that we would deliver on your notes at maturity would be 113.30% of the face amount of your notes, as shown in the table above. In addition, if a trigger event has not occurred and the final underlier level were determined to be 175.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 113.30% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final underlier level over 113.30% of the initial underlier level.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-39 of the accompanying prospectus supplement no. 930.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on whether or not a trigger event has occurred and the actual initial underlier level we will set on the trade date and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated July 6, 2011, and “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes” in the accompanying prospectus supplement no. 930. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through December     , 2011. After December     , 2011, the price at which Goldman, Sachs & Co. would buy or sell notes (if Goldman, Sachs & Co. makes a market) will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread. In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-39 of the accompanying prospectus supplement no. 930. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — Your Notes May Not Have an Active Trading Market” on page S-38 of the accompanying prospectus supplement no. 930.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date to the closing level on the determination date. If a trigger event has occurred and the final underlier level for your notes is less than the initial underlier level, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes. Thus, you may lose your entire investment in the notes. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level

If a trigger event occurs during the measurement period and the final underlier level is less than the initial underlier level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 40% drop between the initial underlier level and the closing level of the underlier on any day during the measurement period will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the closing level of the underlier to less than 60% of the initial underlier level on any day during the measurement period may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the underlier level.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential For the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level, which will be set on the trade date and is expected to be between 113.30% and 114.30% of the initial underlier level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes.

Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

The Potential To Receive the Contingent Minimum Return May Terminate at Any Time During the Life of Your Notes

If during the measurement period the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount of 40%, you will not be entitled to receive the protection provided by the contingent minimum return on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the level of the underlier.

The Notes Are Subject to the Credit Risk of Goldman Sachs

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of Goldman Sachs. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. In addition, any decline in our credit ratings or any increase in our credit spreads is likely to adversely affect the market value of the notes prior to maturity.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-64 of the accompanying prospectus supplement no. 930. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-64 of the accompanying prospectus supplement no. 930 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”).

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The “Market Value” of any index stock is the product of the market price per share times the number of the then outstanding shares of such index stock. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. Standard & Poor’s chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. As of August 8, 2011, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (10.55%), Consumer Staples (11.54%), Energy (12.39%), Financials (14.02%), Health Care (11.66%), Industrials (10.51%), Information Technology (19.13%), Materials (3.49%), Telecommunication Services (3.12%), and Utilities (3.58%). Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices. Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely held and the Market Value and trading activity of the common stock of that company.

When an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, Standard & Poor’s will calculate the closing level of the S&P 500® Index based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported for each stock before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the index. If an exchange fails to open due to unforeseen circumstances, the index will use the prior day’s closing prices. If all exchanges fail to open, Standard & Poor’s may determine not to publish the index for that day.

Standard & Poor’s recently published updates to its methodology for calculating the S&P 500® Index, including the following changes relevant to the number of shares outstanding.

A large part of the S&P 500® Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, Standard & Poor’s updates the share totals of companies in the S&P 500® Index as required by any changes in the number of shares outstanding. Standard & Poor’s implements a share freeze the week of the effective date of the quarterly share total updates. During this frozen period, shares are not changed except for certain corporate action events (merger activity, stock splits, rights offerings and certain share dividend payable events). After the totals are updated, the S&P 500 Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500®

Index companies are carefully reviewed by Standard & Poor’s on a weekly basis, and when appropriate, an immediate adjustment is made to the S&P 500 Index Divisor. At the discretion of Standard & Poor’s, de minimus merger and acquisition share changes will be accumulated and implemented with the updates made at the end of each calendar quarter.

The above information supplements the description of the underlier found in the accompanying prospectus supplement no. 930. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers—S&P 500® Index” on page A-2 of the accompanying prospectus supplement no. 930.

Historical High, Low and Closing Levels

of the Underlier

The level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. During the period from

January 2, 2008 through August 8, 2011, there were 530 18-month periods, the first of which began on January 2, 2008 and the last of which ended on August 8, 2011. In none of such 530 18-month periods, the final underlier level on the final date of such period has been less than 60% of the initial underlier level on the initial date of such period. Therefore, during 0% of such 18-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 18-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical levels shown below. The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2008, 2009 and 2010 and the first three calendar quarters of 2011 (through August 8, 2011). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Final Closing Levels of the Underlier

	High	Low	Close
2008
Quarter ended March 31	1447.16	1273.37	1322.70
Quarter ended June 30	1426.63	1278.38	1280.00
Quarter ended September 30	1305.32	1106.39	1166.36
Quarter ended December 31	1161.06	752.44	903.25

2009
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1071.66	879.13	1057.08
Quarter ended December 31	1127.78	1025.21	1115.10

2010
Quarter ended March 31	1174.17	1056.74	1169.43
Quarter ended June 30	1217.28	1030.71	1030.71
Quarter ended September 30	1148.67	1022.58	1141.20
Quarter ended December 31	1259.78	1137.03	1257.64

2011
Quarter ended March 31	1343.01	1256.88	1325.83
Quarter ended June 30	1363.61	1265.42	1320.64
Quarter ending September 30 (through August 8, 2011)	1353.22	1119.46	1119.46

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplements, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplements and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplements and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
The Underlier	PS-11
Prospectus Supplement No. 930 dated July 6, 2011
Summary Information	S-3
Hypothetical Returns on the Underlier-Linked Notes	S-12
Additional Risk Factors Specific to the Underlier-Linked Trigger Notes	S-33
General Terms of the Underlier-Linked Trigger Notes	S-46
Use of Proceeds and Hedging	S-62
Supplemental Discussion of Federal Income Tax Consequences	S-64
Employee Retirement Income Security Act	S-70
Supplemental Plan of Distribution	S-71
The Underliers	A-1
S&P 500® Index	A-2
MSCI Indices	A-6
Hang Seng China Enterprises Index	A-13
Russell 2000® Index	A-17
FTSE® 100 Index	A-22
Euro STOXX 50® Index	A-26
TOPIX	A-31
Prospectus Supplement dated July 6, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-26
Employee Retirement Income Security Act	S-27
Supplemental Plan of Distribution	S-28
Validity of the Notes	S-29
Prospectus dated July 6, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	136
Conflicts of Interest	138
Employee Retirement Income Security Act	139
Validity of the Securities	140
Experts	140
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	141

$

The Goldman Sachs

Group, Inc.

Index-Linked Trigger Notes due

(Linked to the S&P 500® Index)

Medium-Term Notes, Series D

Goldman, Sachs & Co.